  Exhibit 99.1

High Tide Reports Approximately $6.8 Million in Retail Sales During '4/20' Long Weekend

The Company Also Completed its Annual 4/20 Giveaway

CALGARY, AB, April 28, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that April 17, 2025, through April 20, 2025 ("'4/20' Long Weekend"), it generated CAD $6.8 million in total retail gross revenues ("Total Sales") across all retail platforms, representing a 10% increase from the same timeframe in the previous week.

4/20 Giveaway

This year Canna Cabana launched its largest ever 4/20 customer appreciation giveaway, with $100,000 CAD awarded to the grand prize winner. The contest ran from March 1, 2025, to April 20, 2025, with entries closing on 4/20 at 4:20 PM EDT.

In light of recent events, and as a proudly Canadian company with over 1.8 million Cabana Club members across Canada, the Company decided to change this year's annual 4/20 giveaway to feature a cash grand prize, instead of offering the winner a Tesla Model Y as in previous years.

The Company is pleased to share that the winner of this year's contest is an ELITE member from Winnipeg, Manitoba—following on the heels of winners in Ontario and Alberta from previous years.

"This past 4/20 long weekend, we were thrilled to see strong and accelerating sales momentum across all of High Tide's retail channels. Our customer-first strategy is proving to be a winning formula, helping to position Canna Cabana as the go-to retail brand for cannabis enthusiasts nationwide. It's clear that our unique retail model, paired with unmatched value and loyalty offerings, continues to set High Tide apart from the pack," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I'm also proud to share that over 1.8 million Canadians are now part of our Cabana Club community, with ELITE memberships expanding at their fastest pace ever. As always, our annual 4/20 giveaway was open to all legal-age Canadians, and this year's $100,000 cash prize winner was once again an ELITE member. This is a testament to the deep engagement we're building through our loyalty program. Giving back to our customers will always be at the core of what we do, and we're committed to constantly raising the bar for value, service, and experience in cannabis retail," added Mr. Grover.

Employee Stock Options Grant

In addition, High Tide announces the grant of 136,000 incentive stock options (the "Options") to various employees, consultants and management of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 196 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

____________________________
[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-reports-approximately-6-8-million-in-retail-sales-during-420-long-weekend-302439178.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2025/28/c4705.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 28-APR-25